Exhibit 19




Dear WTD Shareholders:

         For the first quarter of our new fiscal year, WTD incurred a net loss of $619,000 or $.11 per share, compared with net income of $1,944,000 or $.12 per share for the same period in 1997. First quarter net sales were $47.7 million, compared to $68.9 million for the first quarter last year.

         The fiscal quarter started off with weak lumber prices that continued to decline during May. By mid-June, lumber prices started to recover and by the end of the quarter lumber prices had recovered enough to allow profitable operations at the end of the quarter. However, the more positive operating conditions existing at the end of the quarter were not enough to overcome the loss generated during the first part of the quarter.

         Lumber prices are stronger as we start our second quarter. We have taken advantage of the improved lumber market conditions by adding hours of production at our most profitable locations.

         At July 31, 1998, the Company's cash position was strong and our working capital exceeded $13.7 million.

         You will receive, shortly, material concerning our 1998 Annual Meeting of Shareholders. We look forward to discussing the many changes over the past several months and our plans for the future.



                                                  WTD Management Team













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